


Hart-Scott-Rodino Waiting Period Expires for MIM and Chronimed Merger

Elmsford, NY and Minnetonka, MN – October 8, 2004 - MIM Corporation (Nasdaq: MIMS) and Chronimed Inc. (Nasdaq: CHMD) announced that the Hart-Scott-Rodino waiting period for the proposed MIM and Chronimed merger expired yesterday. The companies are moving forward with finalizing their joint proxy statement and obtaining approval from both companies' shareholders.

On August 9, MIM and Chronimed announced the signing of a definitive merger agreement to form BioScrip, Inc., one of the largest specialty pharmacy companies in the United States. Upon completion of the merger, each Chronimed shareholder will receive 1.025 MIM common shares for each Chronimed common share held. MIM expects to issue approximately 13.5 million shares to Chronimed shareholders in the merger.

"We are pleased to have put this important step in our merger process behind us and are looking forward to finalizing the transaction by year-end," said Richard H. Friedman, MIM's Chairman and Chief Executive Officer.

Henry F. Blissenbach, Chronimed's Chairman and Chief Executive Officer added, "My charge at BioScrip will be to ensure that the new entity achieves the highest possible standards of efficiency and effectiveness across all operations. We plan to integrate and streamline operating costs and structure BioScrip to hit the ground running in January 2005. By doing so, we can immediately begin efforts to expand our product offerings, win new contracts and significantly grow BioScrip revenue and profitability."

About MIM

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. MIM excels by harnessing its clinical expertise, sophisticated data management and therapeutic fulfillment capability, and combines it with its dedicated, responsive team of professionals that understands its partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

About Chronimed

Chronimed Inc. is a specialty pharmacy that distributes prescription drugs and provides specialized therapy management services for people with certain conditions, including HIV/AIDS, organ transplants, and diseases treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers, and government agencies to improve clinical and economic outcomes. Chronimed's web site address is www.chronimed.com.

Forward Looking Statements

This press release may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies and efforts to expand product offerings, win new contracts and significantly grow revenue and profitability. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the Securities and Exchange Commission.

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Contacts:

MIM:

James S. Lusk
Executive Vice President/Chief Financial Officer
MIM Corporation
914-460-1648
Email: jlusk@mimcorporation.com

Rachel Levine
Investor Relations
The Anne McBride Co.
212-983-1702 x207
Email: rlevine@annemcbride.com

Chronimed:

Brad Schumacher
Investor Relations
Chronimed Inc.
952-979-3942
Email: bschumacher@chronimed.com